United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                  GALENA ACQUISITION CORPORATION
                          (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                 None
                            (CUSIP Number)

                           March 30, 2001
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /     Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

1.        Names of Reporting Persons:    TPG Capital Corporation
                                         James M. Cassidy (1)

    (1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check the appropriate box if a member of a group:
                               (a)

                               (b)
3.        SEC use only

4.        Citizenship or place of organization

          James M. Cassidy                  Natural person, citizen
                                             of the United States
          TPG Capital Corporation       Delaware corporation

5 -8.
                            Voting Power       Dispositive
                              Power
                           Sole    Shared       Sole   Shared

TPG Capital Corporation     0                         0   (1)
James M. Cassidy           250,000              250,000

  (1) James M. Cassidy is the controlling shareholder of TPG
       Capital Corporation.

9&11.     Aggregate amount beneficially owned by each reporting
               person and percent of class.
                              Aggregate amount
                              Beneficially            Percent
                                Owned                 of Class

TPG Capital Corporation           0                       0%   (1)
James M. Cassidy               250,000                    3%

   (1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and may be deemed to be the beneficial owner of the common stock held by it.

10.   Check box if aggregate amount in #9 excludes certain shares.

                 Not applicable.

12.       Type of reporting Person

              TPG Capital Corporation            CO
              James M. Cassidy                   IN



                 Schedule 13G/A                Part 2, page 1


Item 1(a)      Name of Issuer:    GALENA ACQUISITION CORPORATION

     (b)       Address of Issuer's Principal Executive Offices:

                             128 Joo Seng Road
                             #03-00 Singapore 368356


Item 2(a)     Name of Person Filing:          James M. Cassidy

     (b)    Address of Principal Business or,
             if none, Residence:              1506 R Street, N.W.
                                              Washington  DC 20009

     (c)       Citizenship:                   United States

     (d)       Title of Class of Securities:   Common Stock

     (e)       CUSIP Number:                   None

Item 3. If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

                                               Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:        250,000 shares
     (b)       Percent of Class:                          3%
     (c)       Number of Shares as to which
               such person has:
 (i) sole power to vote or to direct the vote      250,000
 (ii) shares power to vote or to direct the vote         0
 (iii) sole power to dispose or to direct the
              disposition of                        250,000
 (iv) shared power to dispose or to direct the
               disposition of                             0

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities,
          check the following                               XX

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:              Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent             Not applicable

Item 8.  Identification and Classification of
         Members of the Group                        Not applicable

     TPG Capital Corporation, a Delaware corporation,  of which
      James M. Cassidy is the controlling shareholder and director is the holder of the shares.

Item 9. Notice of Dissolution of Group:             Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   James M. Cassidy
April 15, 2001

                 Schedule 13G/A               Part 2, page 3


Item 1(a)      Name of Issuer:    GALENA ACQUISITION  CORPORATION

     (b)       Address of Issuer's Principal Executive Offices:

                              128 Joo Seng Road
                              #03-00 Singapore 368356

 Item 2(a)      Name of Person Filing:  TPG Capital Corporation

     (b)       Address of Principal Business or,
               if none, Residence:
                                                  1504 R Street, N.W.
                                                  Washington DC 20009

     (c)       Citizenship:                       Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
              13d-2(b) or (c), check whether the person filing is:

                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:           0 shares (1)
     (b)       Percent of Class:                            0%
     (c)       Number of Shares as to which
                 such person has:
        (i) sole power to vote or to direct the vote        0
        (ii) shared power to vote or to direct the vote     0
        (iii) sole power to dispose or to direct the
               disposition of                               0
        (iv) shared power to dispose or to direct the
               disposition of                               0

    (1) James M. Cassidy is the controlling shareholder and director of TPG Capital Corporation and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class         XX

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                     Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                        Not applicable

Item 8. Identification and Classification of Members
        of the Group                                     Not applicable

        TPG Capital Corporation, a Delaware corporation, of which James M. Cassidy is the controlling shareholder and director, is the holder of the shares.

Item 9. Notice of Dissolution of Group:              Not applicable

Item 10. Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              TPG CAPITAL CORPORATION

                              By  James M. Cassidy, Director
April 15, 2001